October 19, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Guild Holdings Company

Registration Statement on Form S-1, as amended (File No. 333-249225)

Request for Acceleration of Effective Date

Dear Ms. Aldave:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Guild Holdings Company (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 P.M., Eastern Time, on October 21, 2020, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Wachtell, Lipton, Rosen & Katz, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between October 15, 2020 through the date hereof approximately 1,767 copies of the Company’s Preliminary Prospectus dated October 15, 2020 were distributed to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC BOFA SECURITIES, INC. J.P. MORGAN SECURITIES LLC As representatives of the several underwriters listed in Exhibit A to the Underwriting Agreement

WELLS FARGO SECURITIES, LLC

By:	/s/ Lear Beyer
Name:	Lear Beyer
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael Rhodes
Name:	Michael Rhodes
Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]